2015 FIRST QUARTER INTERIM REPORT

Financial and Operating Results
For the three-month period ended March 31, 2015
All dollar values are expressed in United States dollars unless otherwise stated

ø	First quarter production averaged 14,886 Bopd (12,876 Bopd sales);

ø	Completed the first direct sale of Egyptian crude oil entitlement production to a third party buyer in February. The second shipment was lifted on April 4, 2015;

ø
Negative first quarter funds flow of $3.3 million (West Bakr entitlement oil was held as inventory and sold in April. Had it been sold in the quarter at the average realized price for Q1-2015, positive funds flow of approximately $2.8 million would have been achieved);

ø	First quarter net loss $11.2 million;

ø	Spent $14.1 million on exploration and development during the quarter;

ø	Ratification of the NW Sitra concession completed on January 8, 2015;

ø	Ended the quarter with $126.1 million in cash and cash equivalents; positive working capital of $207.7 million or $142.2 million net of debt (including convertible debentures);

ø	Collected $27.1 million in accounts receivable from the Egyptian Government during the quarter, which includes $5.8 million attributable to the over-lift on the January cargo;

ø	Held 179,730 bbls of West Bakr entitlement crude production in inventory at quarter-end (valued at cost);

ø	Paid quarterly dividend of $0.05 per share ($3.8 million) on March 31, 2015;

ø	Approved second quarter dividend of $0.05 per share, which will be paid on June 30, 2015; and

ø	Initiated a normal course issuer bid to repurchase common shares.

A conference call to discuss TransGlobe's 2015 first quarter results as presented was held on Thursday, May 7, 2015 and can be accessed on the Company's website at http://www.trans-globe.com/investors/presentations-and-events/index.php

www.trans-globe.com

TSX: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 2
Corporate Summary	Page 3
Operations Update	Page 4
Management's Discussion and Analysis	Page 8
Condensed Consolidated Interim Financial Statements	Page 20
Notes to Condensed Consolidated Interim Financial Statements	Page 24

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2015	2014	% Change
Oil revenue	54,251	153,140	(65)
Oil revenue, net of royalties	29,573	78,366	(62)
Derivative gain (loss) on commodity contracts	(688)	—	—
Production and operating expense	15,465	19,578	(21)
Selling costs	3,091	—	—
General and administrative expense	7,918	7,008	13
Depletion, depreciation and amortization expense	11,524	13,165	(12)
Income taxes	3,189	19,281	(83)
Funds flow from operations	(3,288)	32,487	(110)
Basic per share	(0.04)	0.44
Diluted per share	(0.04)	0.43
Net earnings	(11,197)	16,692	(167)
Net earnings - diluted	(13,577)	16,692	(181)
Basic per share	(0.15)	0.22
Diluted per share	(0.17)	0.22
Capital expenditures	14,101	14,365	(2)
Dividends paid	3,763	—	—
Dividends paid per share	0.05	—	—
Working capital	207,730	258,858	(20)
Convertible debentures	65,511	87,765	(25)
Common shares outstanding
Basic (weighted average)	75,263	74,637	1
Diluted (weighted average) *	82,142	75,520	9
Total assets	614,345	692,341	(11)

Operating
Average production volumes (Bopd)	14,886	18,067	(18)
Average sales volumes (Bopd)	12,876	17,932	(28)
Inventory (Bbls)	179,730	41,046	338
Average price ($ per Bbl)	46.82	94.89	(51)
Operating expense ($ per Bbl)	13.35	12.13	10
Notes:
* The Company's outstanding convertible debentures are dilutive to net earnings (loss) in any period in which earnings per share is reduced (or loss per share is increased) by the effect of adjusting net earnings or loss for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The convertible debentures are dilutive to funds flow from operations in any period in which funds flow from operations per share is reduced by the effect of adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures. The Company's outstanding convertible debentures were dilutive to net earnings (loss) in Q1-2015, contributing 6.9 million common shares to dilutive common shares outstanding. The convertible debentures were anti-dilutive to funds flow from operations in Q1-2015 as funds flow from operations was negative in the period. The convertible debentures were anti-dilutive to both net earnings and funds flow from operations in Q1-2014.

2	Q1- 2015

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") completed its first ever direct sale of Egyptian crude production to a third party buyer in the first quarter of 2015, which marks a significant milestone in the Company's history. The cargo was delivered to the buyer in late February, and payment was received in full in late March. The Company lifted a second cargo in early April and expects to collect the proceeds from that sale in early May. The Company is in discussions with EGPC to schedule additional liftings in the second half of 2015. This change in how TransGlobe's crude is sold significantly reduces the Company's credit risk exposure going forward. The Company's entry into self-marketing allowed the Company to increase the pricing it would have received on the January lifting by approximately $3.58/Bbl inclusive of the additional selling costs that were incurred. These selling costs of $2.70/Bbl are expected to decrease in the future as the Company enhances its marketing capabilities.

TransGlobe's total production averaged 14,886 barrels of oil per day (“Bopd”) during the quarter, which is down slightly from Q4-2014 production of 15,172 Bopd.

In the Eastern Desert the Company drilled five wells during the first quarter, and has since released all drilling rigs. No further drilling is currently planned in 2015 if oil prices remain depressed. The Company completed the acquisition of seismic data on the Eastern Desert exploration blocks in Q4-2014. Processing and interpretation of the seismic data is currently ongoing, and the goal is to have a drill-ready prospect inventory prepared prior to year end.

In the Western Desert the Company has begun the 3-D seismic acquisition program of approximately 400 square kilometers in the South Ghazalat block.

Dated Brent oil prices averaged $53.92 in the first quarter of 2015. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $46.71 during the quarter. The Company had funds flow of negative $3.3 million. However, the Company did not sell the 179,730 barrels of West Bakr entitlement oil in Q1-2015. Had the West Bakr entitlement oil been sold in the quarter, the increase in funds flow would have been approximately $6.1 million using Q1-2015 realized pricing. This would have resulted in an estimated funds flow of $2.8 million for the quarter. TransGlobe ended the quarter with positive working capital of $207.7 million or $142.2 million net of debt (including the convertible debentures). The Company collected $27.1 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $91.4 million as at March 31, 2015.

The Company experienced a net loss in the quarter of $11.2 million, which included a $2.4 million non-cash unrealized loss on convertible debentures. The $2.4 million loss represents a fair value adjustment in accordance with IFRS, but does not represent a cash loss or a change in the future cash outlay required to repay the convertible debentures.

The Company paid a dividend of $0.05 per share on March 31, 2015, and has approved a $0.05 per share dividend for the second quarter, which will be paid on June 30, 2015. In addition, the Company initiated a normal course issuer bid for its common shares on March 26, 2015, and subsequent to the quarter has acquired 607,489 shares.
TransGlobe remains in a strong financial position and is well positioned to weather the downturn in world oil prices. The current oil price correction is part of the normal commodity cycle seen many times over the Company's history. TransGlobe's management will continue to steward capital programs and debt levels to maintain a strong balance sheet through 2015 and beyond. In addition, management will continue to seek out opportunities to grow the Company and diversify our risk so that we will be well positioned to prosper in the long term.
As a result of the recent strengthening in Brent oil prices the Company has begun to examine its development portfolio to prioritize projects that could be initiated in the second half of 2015.  It is anticipated that the Company could increase the 2015 capital development budget for projects such as the NW Gharib development and the West Bakr south K-field drilling project, if Brent pricing demonstrates strength in the $65/Bbl to $75/Bbl range.

Annual General and Special Meeting of Shareholders
Thursday, May 7, 2015 at 3:00 p.m. Mountain Time
Centennial Place West, Foothills Room
3rd Floor, 250 5th Street S.W., Calgary, Alberta, Canada

Q1-2015	3

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
One well was drilled during the first quarter at Hana targeting the Markha and Matulla formations. The well was plugged back to surface casing and suspended due to wellbore stability issues. Following the Hana well the drilling rig was released. No additional wells are currently budgeted for West Gharib during 2015.
Production
Production from West Gharib averaged 9,258 Bopd to TransGlobe during the first quarter, a 10% (818 Bopd) increase from the previous quarter, primarily due to the improved performance of the new PCP pumps which were installed over year end and production associated with a recompletion at Hana West. To date, the new PCP pumps are performing as designed and have not exhibited the premature pump failures exhibited by the previous supplier.
Production averaged 9,010 Bopd during April.
Sales
TransGlobe marketed and sold 544,638 barrels of Ras Gharib blend during the first quarter, which included TransGlobe’s entitlement production (after royalties and taxes) of 4,647 Bopd (418,245 barrels) during the quarter and 126,393 barrels of additional oil (the over-lifted amount) which was sold and applied to the EGPC receivable for West Gharib.

Quarterly West Gharib Production (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross production rate	9,258	8,440	9,092	9,987
TransGlobe working interest	9,258	8,440	9,092	9,987
TransGlobe inventory	—	—	—	—
Total sales	9,258	8,440	9,092	9,987
Government share (royalties and tax)	4,611	4,175	4,774	5,582
TransGlobe sales (after royalties and tax) *	4,647	4,265	4,318	4,405
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.
West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled a water disposal/exploration well north of H-field during the quarter which did not encounter hydrocarbons. The disposal well was cased and the drilling rig was released. No additional wells are currently budgeted for West Bakr during 2015.
The Company has recently had positive discussions with the military to relocate training facilities in the vicinity of the south K-field.  The Company has identified an initial 6-well, low risk development drilling program in south K-field which could be started in 2015 assuming the relocation of the military facilities and an increase in the 2015 development budget. For modeling purposes, the Company is estimating each well should cost $1.5 million, initially produce 400 Bopd and recover approximately 300 thousand barrels of oil on a per well basis.  The south K-field development area reserves are included in the 2014 year-end corporate reserves as undeveloped reserves.
Production
Production from West Bakr averaged 4,931 Bopd to TransGlobe during the first quarter, a 17% (1,032 Bopd) decrease from the previous quarter. The production decrease is attributed to a significant reduction in well servicing activities during January and early February. Production averaged 4,942 Bopd in January and 4,480 Bopd in February. The reduction in servicing activities is primarily associated with the replacement of a service rig which was released in early January due to continued performance and safety issues. The Company contracted a new 350 HP replacement service rig in January which was placed into service in mid-February following extensive commissioning and acceptance testing associated with the new service rig.
Production in April increased to an average of 5,516 Bopd due to the restarting of shut-in wells as the new service rig commenced working.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Bakr during the quarter which resulted in an inventory (under-lift) of 179,730 barrels averaging 1,997 Bopd for the quarter. Subsequent to the quarter, the Company marketed and sold 546,665 barrels of Ras Gharib blend during April. The April cargo included TransGlobe’s West Bakr inventory (under-lift) from the first quarter and TransGlobe’s West Bakr entitlement production (after royalties and tax) for the second quarter, with the balance of the cargo sales applied to the West Gharib second quarter entitlement production (after royalties and tax). Any unsold (under-lift) entitlement production at the end of the quarter will be carried as inventory and sold in the next scheduled lifting. Any over-lifted production will be sold and applied to the EGPC receivable. It is expected that TransGlobe’s sales and inventory will vary quarter to quarter depending on the timing of liftings.

4	Q1- 2015

Quarterly West Bakr Production (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross production rate	4,931	5,963	5,148	5,182
TransGlobe working interest	4,931	5,963	5,148	5,182
TransGlobe inventory	1,997	—	—	—
Total sales	2,934	5,963	5,148	5,182
Government share (royalties and tax)	2,934	3,691	3,568	3,711
TransGlobe sales (after royalties and tax) *	—	2,272	1,580	1,471
* Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib Block, Arab Republic of Egypt (100% working interest)

Operations and Exploration
During the first quarter the Company drilled three wells at North West Gharib ("NWG") resulting in one oil well (NWG 1A) and two dry holes (NWG 9 and NWG 2-ST). The NWG 1A well was drilled as an appraisal well to the NWG 1 Nukhul discovery well which encountered a Lower Nukhul conglomerate which will require stimulation prior to testing. The Lower Nukhul conglomerate encountered in NWG 1A was cored. The NWG 1A core data will be incorporated into stimulation design and the pool depletion strategy, prior to filing a development plan for the pool.
The NWG 2-Side track well tested a Lower Nukhul prospect which could not be reached in the original NWG 2 well due to adverse hole conditions. The NWG 2-ST well encountered a thick (approximately 130 feet) good quality Lower Nukhul reservoir which was wet. The well was plugged back to the base of the surface casing as a potential future side track and the drilling rig was released.
No additional wells are currently budgeted for NWG during 2015.
The Company completed the acquisition of approximately 480 square kilometers of 3-D seismic in NWG in the fourth quarter of 2014. Approximately 340 square kilometers of 3-D was acquired in the north west portion of the concession (west and north of the West Gharib Arta/East Arta leases) and an additional 140 square kilometers of 3-D was acquired over the southern portion of the concession (south of the West Bakr K lease and the West Gharib Hana lease) as part of the South West Gharib 3-D acquisition. It is expected that processing will be completed and available for mapping and interpretation in late May. The Company is targeting to have a drill-ready prospect inventory (which incorporates the new seismic data and drilling results to date) prepared prior to year end.
In addition, work continues on the preparation of development plans for the discoveries at NWG 1, 3 and 5.
South West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 235 square kilometers of 3-D seismic in South West Gharib (“SWG”) in the fourth quarter of 2014 which covered the entire concession area. It is expected that processing will be completed and available for mapping and interpretation starting in June. The Company is targeting to have a drill ready prospect inventory prepared prior to year end.
South East Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company completed the acquisition of approximately 330 square kilometers of 3-D seismic and 325 kilometers of 2-D seismic in South East Gharib (“SEG”) in the fourth quarter of 2014. It is expected that processing will be completed and available for mapping and interpretation starting in June. The Company is targeting to have a drill ready prospect inventory prepared prior to year end.
In addition, the Company initiated a field mapping program in Q4-2014 to better understand the structural and stratigraphic complexities in this block.  SEG has little well control, but contains several outcrop and surface fault expressions, that includes the Morgan Accommodation Zone, a complex structural feature where dominant fault polarities change across the zone.  The field work was concluded successfully in 2014.  Once the processing of the new seismic data is complete, the field mapping results will be integrated into the seismic interpretation to better constrain that interpretation during prospect identification.
WESTERN DESERT
East Ghazalat Block, Arab Republic of Egypt (50% working interest)
Operations and Exploration
No wells were drilled during the first quarter.
No additional wells are currently budgeted for 2015.

Q1-2015	5

Production
Production from the Safwa field averaged 1,028 Bopd (514 Bopd to TransGlobe) during the first quarter, a 44 Bopd (8%) decrease to TransGlobe from the previous quarter. Production decreases are attributed to natural declines and shut-in wells awaiting pump changes.
The Safwa field production averaged 698 Bopd (397 Bopd to TransGlobe) in April.
Sales
TransGlobe continues to sell its entitlement share of production (after royalties and tax) to EGPC.

Quarterly East Ghazalat Production (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross production rate	1,028	1,115	1,316	1,573
TransGlobe working interest	514	558	658	786
Total sales	514	558	658	786
Government share (royalties and tax)	308	335	395	471
TransGlobe sales (after royalties and tax) *	206	223	263	315
* Under the terms of the East Ghazalat Production Sharing Concession, royalties and taxes are paid out of the Government's share of production.
South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company did not plan for any wells in 2015 due to the prolonged delays in receiving military approvals for new wells in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval to suspend the final exploration period effective July 8, 2012. The suspended area is approximately 800 square kilometers which has been deemed non-accessible by the military due to ongoing training and other activities in the area. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands in the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company and the Ministry of Petroleum are working together to engage the military and find solutions to obtain access to the remaining concession area.
South Ghazalat, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter the Company began mobilizing crews and equipment to acquire approximately 400 square kilometers of 3-D seismic in the south west corner of the South Ghazalat concession. It is anticipated that acquisition will be completed during the third quarter of 2015.
North West Sitra, Arab Republic of Egypt (100% working interest, operated)
EGPC announced that TransGlobe was the successful bidder on the North West Sitra (“NW Sitra”) concession (100% working interest) in the 2014 EGPC bid round which closed on July 7, 2014. The NW Sitra concession was signed and ratified into law on January 8, 2015.
The 1,946 square kilometer (480,850 acre) NW Sitra concession is located in the Western Desert immediately to the west of the company’s South Ghazalat concession in the prolific Abu Gharadig basin. The Company has paid the signature bonus of $2 million and committed to an initial work commitment of $10 million (300 square kilometers of 3-D seismic and two exploration wells) in the first exploration phase.
The concession has a 7-year exploration term which is comprised of two 3.5 year (42 month) exploration phases. The first 3.5 year exploration phase commenced January 8, 2015. The new concession provides for the approval of 20-year development leases for commercial discoveries.
REPUBLIC OF YEMEN (Non-operated)

Yemen is now a small portion of the Company’s portfolio due to our success in Egypt. Yemen is our legacy international asset which provided the revenue platform that allowed TransGlobe to expand its operations into Egypt. Notwithstanding the Company’s Yemeni assets are in prolific geologic basins with good contractual terms and infrastructure connected, due to the continued and increasing risk profile the Company wrote down the Yemen asset values to zero at year-end 2014.
Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
The Company provided notice in January 2015 to relinquish its interests in Block 32 (13.81% working interest) effective March 31, 2015. Block 32 was a very mature asset which had become uneconomic due to declining production and high fixed costs. Based on an internal review, Block 32 would remain uneconomic even if oil prices rebounded to the $108 per barrel level received over the past several years. Effective March 31, 2015 TransGlobe has relinquished its interest in Block 32.

6	Q1- 2015

Production
Sales production from Block 32 averaged 1,227 Bopd (169 Bopd to TransGlobe) during the first quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter.
The actual field production during the first quarter averaged 1,325 Bopd (182 Bopd to TransGlobe) which was 13% lower due to shut-in production associated with security and logistic issues. On March 28th all Block 32 production was shut-in due to security issues.

Quarterly Block 32 Production and Sales (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	1,325	1,520	1,532	1,133
Gross sales production rate	1,227	1,282	1,695	841
TransGlobe working interest	169	177	234	116
TransGlobe net (after royalties)	243	90	147	91
TransGlobe net (after royalties and tax) *	231	78	130	83
* Under the terms of the Block 32 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.
Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
The Company provided notice in January 2015 to relinquish its interests in Block 72 (20% working interest) effective February 28, 2015. The Company had been waiting over three years to drill the Gabdain #3 exploration well due to security issues which are unlikely to improve in the near to medium term. Effective February 28, 2015 TransGlobe has relinquished its interest in Block 72.
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the first quarter.
Production
Field production was zero during the quarter. Production has been shut-in since February 24, 2014 due to an attack on the sales pipeline.

Quarterly Block S-1 Production and Sales (Bopd)	2015	2014
	Q-1	Q-4	Q-3	Q-2
Gross field production rate	—	—	—	—
Gross sales production rate	—	—	—	1,652
TransGlobe working interest	—	—	—	413
TransGlobe net (after royalties)	—	—	—	288
TransGlobe net (after royalties and tax) *	—	—	—	257
* Under the terms of the Block S-1 Production Sharing Agreement, royalties and taxes are paid out of the Government's share of production sharing oil.
Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter. Future drilling has been suspended pending resolution of logistics and security concerns.

Q1-2015	7

MANAGEMENT'S DISCUSSION AND ANALYSIS
May 5, 2015
The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements of the Company for the three months ended March 31, 2015 and 2014 and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2014 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.
READER ADVISORIES
Forward-Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2015, including expected 2015 average production, the 2015 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

8	Q1- 2015

DIVIDENDS

On March 3, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share ($3.8 million in total), paid in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders. The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
The quarterly dividend declared on March 3, 2015 has been designated as an eligible dividend under the Income Tax Act (Canada).

MANAGEMENT STRATEGY AND OUTLOOK
The Q2-2015 outlook provides information as to management’s expectation for results of operations for Q2-2015. Readers are cautioned that the Q2-2015 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to commodity prices and fluctuations in the business environment, including disruptions caused by the ongoing political changes and civil unrest occurring in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
Q2-2015 Outlook
It is expected that Q2-2015 production will average approximately 13,800 Bopd (increased from previous guidance of 13,300 Bopd).  The Company now markets its own crude, therefore future funds flow will be dependent upon the timing of crude oil tanker liftings and the pricing that the Company is able to negotiate for its crude. Because these factors are difficult to accurately predict, the Company has not provided funds flow guidance for 2015. Funds flow and crude oil inventory levels are expected to fluctuate significantly from quarter to quarter due to the timing of liftings.
On January 24th TransGlobe lifted its first directly marketed crude oil shipment.  That cargo was exclusively West Gharib entitlement production.  The total amount lifted was 544,638 barrels and TransGlobe’s entitlement production from West Gharib in Q1-2015 was 418,245 barrels.  The over-lift portion of the marketed cargo or 126,393 barrels was applied against outstanding receivables at the end of Q1-2015.  West Bakr was in an under-lift (unsold) position of 179,730 entitlement barrels at the end of the quarter. The shipment that was lifted on April 4, 2015 is attributable to the Company’s West Bakr entitlement production for Q1-2015 and Q2-2015, with the balance being attributed to West Gharib entitlement production. We currently expect inventory barrels (under-lift) at the end of Q2-2015 to be in the range of 215,000 to 235,000 barrels.

2015 Capital Budget
($ millions)
Egypt	37.0
Yemen	0.5
Total	37.5
The 2015 capital program is split 49:51 between development and exploration, respectively. The focus for 2015 will be on building the exploration prospect inventory from the recently acquired seismic in the Eastern Desert region of Egypt, completing the planned 400 km2 3-D seismic program on the South Ghazalat concession in the Western Desert and preparing the three new North West Gharib oil discoveries for development. The Company drilled five wells in Q1-2015, and has no plans for any further drilling activities for the remainder of the year. However, drilling activities can be adjusted should oil prices improve during 2015. It is anticipated that the Company will fund its 2015 capital budget from funds flow from operations and working capital.
As a result of the recent strengthening in Brent oil prices the Company has begun to examine its development portfolio to prioritize projects that could be initiated in the second half of 2015.  It is anticipated that the Company could increase the 2015 capital development budget for projects such as the NW Gharib development and the West Bakr south K-field drilling project, if Brent pricing demonstrates strength in the $65/Bbl to $75/Bbl range.
ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Q1-2015	9

Reconciliation of Funds Flow from Operations

	Three months ended March 31
($000s)	2015	2014
Cash flow from operating activities	18,048	3,211
Changes in non-cash working capital	(21,336)	29,276
Funds flow from operations*	(3,288)	32,487

* Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses, current taxes and selling costs. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly traded oil exploration and production company whose activities are concentrated in the Arab Republic of Egypt (“Egypt”), with additional legacy non-operated assets in the Republic of Yemen (“Yemen”).

10	Q1- 2015

SELECTED QUARTERLY FINANCIAL INFORMATION

	2015	2014				2013
($000s, except per share,
price and volume amounts)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Average production volumes (Bopd)	14,886	15,172	15,109	16,112	18,067	18,519	18,197	18,417

Inventory volumes (Bbl)	179,730	—	13,025	4,500	49,103	37,326	9,510	—
Average sales volumes (Bopd)	12,876	15,139	15,132	16,485	17,932	18,213	18,109	18,539
Average price ($/Bbl)	46.82	66.41	88.59	96.14	94.89	96.10	97.18	90.48
Oil sales	54,251	92,488	123,317	144,208	153,140	161,035	161,900	152,646
Oil sales, net of royalties	29,573	52,340	67,848	76,040	78,366	81,196	78,531	76,223
Cash flow from operating activities	18,048	113,422	(3,123)	33,467	3,211	109,226	22,035	16,347
Funds flow from operations*	(3,288)	15,932	28,885	43,185	32,487	36,743	33,483	32,887
Funds flow from operations per share
- Basic	(0.04)	0.21	0.38	0.58	0.44	0.49	0.45	0.45
- Diluted	(0.04)	0.19	0.35	0.57	0.43	0.49	0.44	0.40
Net earnings	(11,197)	(50,571)	19,162	26,199	16,692	6,893	16,344	10,397
Net earnings - diluted	(13,577)	(63,384)	14,934	26,199	16,692	6,893	16,344	(183)
Net earnings per share
- Basic	(0.15)	(0.67)	0.26	0.35	0.22	0.09	0.22	0.14
- Diluted	(0.17)	(0.77)	0.18	0.35	0.22	0.09	0.22	—
Dividends paid	3,763	3,762	3,761	11,229	—	—	—	—
Dividends paid per share	0.05	0.05	0.05	0.15	—	—	—	—
Total assets	614,345	654,058	720,306	705,859	692,341	675,800	723,708	670,996
Cash and cash equivalents	126,101	140,390	77,939	110,057	107,607	122,092	128,162	101,435
Convertible debentures	65,511	69,093	83,229	88,814	87,765	87,539	85,300	81,830
Total long-term debt, including current portion	—	—	—	—	—	—	39,040	15,224
Debt-to-funds flow ratio**	0.8	0.6	0.6	0.6	0.6	0.6	0.8	0.6

* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the first quarter of 2015, TransGlobe has:

•	Maintained a strong financial position, reporting a trailing 12 months debt-to-funds flow ratio of 0.8 at March 31, 2015;

•	Paid a quarterly dividend of $3.8 million ($0.05/share);

•	Reported a net loss of $11.2 million, which includes a $2.4 million unrealized non-cash loss on convertible debentures;

•	Experienced a decrease in oil sales compared to Q1-2014, which was principally due to decreased sales volumes combined with lower oil prices;

•
Recorded negative funds flow from operations of $3.3 million. The Company now directly sells the majority of its entitlement oil production in Egypt, and the timing of cargo liftings has a direct impact on funds flow in any given period. The Company did not sell its West Bakr entitlement oil in Q1-2015; had the West Bakr entitlement oil been sold in the quarter at Q1-2015 realized pricing, funds flow for the quarter would have been positive $2.8 million;

•
Experienced a decrease in cash flow from operating activities as compared to Q4-2014, which was almost entirely due to higher collections on accounts receivable balances in Q4-2014. TransGlobe collected a substantial amount on overdue receivables in Q4-2014 ($140.1 million), whereas collections from EGPC in Q1-2015 were $27.1 million; and

•	Spent $14.1 million on capital programs, which was funded entirely with cash on hand.

Q1-2015	11

2015 TO 2014 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
Q1-2014 net earnings	16,692	0.22
Cash items
Volume variance	(21,306)	(0.29)	(126)
Price variance	(77,583)	(0.94)	(465)
Royalties	50,096	0.61	300
Expenses:
Production and operating	4,113	0.05	25
Selling costs	(3,091)	(0.04)	(19)
Cash general and administrative	(795)	(0.01)	(5)
Exploration	417	0.01	2
Current income taxes	13,019	0.16	78
Realized foreign exchange gain (loss)	(3)	—	—
Realized derivative gain (loss)	(688)	(0.01)	(4)
Interest on long-term debt	177	—	1
Other income	46	—	—
Total cash items variance	(35,598)	(0.46)	(213)
Non-cash items
Unrealized foreign exchange gain	1,950	0.02	12
Depletion and depreciation	1,641	0.02	10
Unrealized gain (loss) on financial instruments	1,120	0.01	7
Stock-based compensation	(119)	—	(1)
Deferred income taxes	3,073	0.04	18
Deferred lease inducement	4	—	—
Amortization of deferred financing costs	40	—	—
Total non-cash items variance	7,709	0.09	46
Q1-2015 net earnings	(11,197)	(0.15)	(167)

Other items affecting diluted earnings per share
Convertible debentures		(0.02)	(10)
Q1-2015 net earnings per share - diluted		(0.17)	(177)
TransGlobe recorded a net loss of $11.2 million in Q1-2015 compared to earnings of $16.7 million in Q1-2014. The negative earnings impact of reduced sales volumes and lower oil prices totaled $98.9 million in aggregate compared to Q1-2014, which was partially offset by decreased royalties and current income taxes of $63.1 million. Reduced production and operating expenses and a deferred tax recovery had a significant positive impact on earnings in Q1-2015 compared to Q1-2014. The Company completed its first direct sale of crude oil to a third party buyer in Q1-2015, which resulted in selling costs (mainly transportation and marketing fees) that had not been incurred in historical reporting periods.
BUSINESS ENVIRONMENT
The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2015	2014
	Q-1	Q-4	Q-3	Q-2	Q-1
Dated Brent average oil price ($/Bbl)	53.92	76.40	101.82	108.95	108.18
U.S./Canadian Dollar average exchange rate	1.241	1.136	1.089	1.091	1.103

The price of Dated Brent oil averaged 29.4% lower in Q1-2015 compared with Q4-2014. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production

12	Q1- 2015

levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and will decrease in times of declining oil prices.
Egypt has been experiencing significant political changes over the past four years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has experienced delays in the collection of accounts receivable from the Egyptian government. The Company collected a substantial amount on overdue receivables in 2014 ($233.5 million), which reduced the accounts receivable balance to $117.6 million as at December 31, 2014. The trend of accounts receivable reductions continued in Q1-2015, in which the Company collected $27.1 million, bringing the receivable balance down to $91.4 million. In December 2014, the Company negotiated an arrangement with EGPC to begin marketing its entitlement barrels from the Eastern Desert on a go-forward basis. The first oil shipment was lifted on January 24, 2015 and was delivered to the buyer in late February. The cash payment for this lifting was received from the buyer on March 27, 2015. The second shipment was lifted on April 4, 2015, and funds are expected to be received in early May. TransGlobe anticipates that this marketing process will reduce or eliminate future issues regarding receivables for oil sales.
In Yemen, the continued and deteriorating risk profile caused TransGlobe to write its Yemen assets down to nil on the 2014 year-end Consolidated Balance Sheet. The Company provided notice in January 2015 to relinquish its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest), effective March 31, 2015 and February 28, 2015, respectively. Block 32 was a very mature asset which had become uneconomic due to declining production and high fixed costs. Based on an internal review, based on the current production rate Block 32 would remain uneconomic even if oil prices rebounded to the $108 per barrel level received over the past several years. On Block 72, the Company has been waiting over three years to drill the Gabdain #3 exploration well due to security issues which, in the Company's assessment, are unlikely to improve in the near to medium term. The Company has retained its 25% working interest in Block S-1 and Block 75 and reclassified the Block S-1 reserves to Contingent Resources. Block S-1 remains shut-in since January 2014 due to continued attacks on the oil sales pipeline primarily related to ongoing labor disputes. Block S-1 represents approximately 1,200 to 1,600 Bopd of shut-in production to TransGlobe's working interest. Block S-1 could be placed back on production if the pipeline is repaired and remains operational.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties and Other (Bopd)
Production Volumes

	Three months ended March 31
	2015	2014
Egypt	14,703	17,291
Yemen	183	776
Total Company	14,886	18,067
Sales Volumes (excludes volumes held as inventory)

	Three months ended March 31
	2015	2014
Egypt	12,707	17,291
Yemen	169	641
Total Company	12,876	17,932
Netback

Actual netback(1)
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	5,468	4.78	38,179	24.54
Yemen	(1,326)	(87.17)	715	12.39
Consolidated	4,142	3.57	38,894	24.10
1.
The Company achieved the netbacks above on sold barrels of oil in the three months ended March 31, 2015 and March 31, 2014 (these figures do not include TransGlobe entitlement barrels at West Bakr for Q1-2015, which were held as inventory at quarter end and sold in April 2015).

Q1-2015	13

Notional netback *
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,542	8.72	38,179	24.54
Yemen	(1,326)	(87.17)	715	12.39
Consolidated	10,216	7.63	38,894	24.10
* It is estimated that the Company would have achieved the netbacks noted above if the Company’s West Bakr entitlement oil had been sold during Q1-2015 at the average realized selling price.

Egypt - actual netback
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	53,416	46.71	146,944	94.43
Royalties	25,040	21.90	73,023	46.92
Current taxes	6,817	5.96	19,435	12.49
Production and operating expenses	13,000	11.37	16,307	10.48
Selling costs	3,091	2.70	—	—
Netback	5,468	4.78	38,179	24.54
The netback per Bbl in Egypt decreased 83% in Q1-2015 compared with Q1-2014. The decreased netback was principally the result of a 51% reduction in realized oil prices and reduced sales volumes. Production and operating expenses decreased by $3.3 million from Q1-2014 to Q1-2015, however, the per Bbl cost was driven upward as a result of a 27% decrease in sales volumes. Also contributing to the reduction in netback per Bbl were the selling costs (mainly transportation and marketing fees) incurred on the direct sale of the Company's crude oil. The Company completed its first direct crude sale to a third party buyer during the first quarter of 2015, which consisted entirely of West Gharib crude. The Company did not sell its entitlement share of West Bakr production in the first quarter; if TransGlobe's West Bakr entitlement crude had been sold at realized Q1-2015 pricing, the total netback for Egypt would have been approximately $11.5 million, or $8.72 per Bbl.
Royalties and taxes as a percentage of revenue decreased from 63% in Q1-2014 to 60% in Q1-2015 as a result of lower oil prices. If Q1-2015 inventory had been sold in the quarter at realized prices, the Q1-2015 royalties and taxes as a percentage of revenue would have been 53%. When oil prices fall it takes more barrels to recover costs, thereby reducing (or eliminating) excess cost oil barrels, the majority of which are allocated to the government.
In Egypt, the average selling price in Q1-2015 was $46.71/Bbl, which was $7.21/Bbl lower than the average Dated Brent oil price of $53.92/Bbl for the period (Q1-2014 - $108.18/Bbl). This difference represents a gravity/quality adjustment and the timing of the direct sale.

Egypt - notional netback *
	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	61,812	46.71	146,944	94.43
Royalties	25,040	18.93	73,023	46.92
Current taxes	6,817	5.15	19,435	12.49
Production and operating expenses	14,837	11.21	16,307	10.48
Selling costs	3,576	2.70	—	—
Netback	11,542	8.72	38,179	24.54
* It is estimated that the Company would have achieved the netbacks noted above if the Company’s West Bakr entitlement oil had been sold during Q1-2015 at the average realized selling price.
Yemen
In January 2015, the Company provided notice of its relinquishment of its interests in Block 32 and Block 72 in Yemen due to project economics and security issues. The relinquishment of Blocks 32 and 72 were effective March 31, 2015 and February 28, 2015, respectively. The Company has retained its 25% interest in Blocks S-1 and 75.
Although TransGlobe’s Yemen properties contributed minimal sales volumes during the quarter, the Company continued to incur the majority of the operating costs associated with the blocks. These factors resulted in a negative netback per Bbl of $87.17 in Yemen for the three months ended March 31, 2015.

14	Q1- 2015

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Three months ended March 31
	2015		2014
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	8,318	7.18	7,810	4.84
Stock-based compensation	953	0.82	834	0.52
Capitalized G&A and overhead recoveries	(1,353)	(1.17)	(1,636)	(1.01)
G&A (net)	7,918	6.83	7,008	4.35
G&A expenses (net) increased 13% in Q1-2015 compared with Q1-2014 (57% on a per bbl basis). G&A (gross) was elevated in Q1-2015 mostly due to staffing alignment expenditures and increased stock-based compensation in Q1-2015 as compared to Q1-2014. The majority of the per Bbl amount increases are due to reduced sales volumes and entitlement in Q1-2015 as compared to Q1-2014. If Q1-2015 inventory had been sold in the quarter, G&A (gross) per bbl would have been $6.21.

FINANCE COSTS
Finance costs for the three-month period ended March 31, 2015 decreased to $1.7 million compared with $1.9 million in the same period in 2014. Interest expense on the convertible debentures for the three-month period ended March 31, 2015 was $1.2 million (Q1-2014 - $1.3 million). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility as at March 31, 2015 compared to March 31, 2014.

	Three months ended March 31
(000s)	2015	2014
Interest expense	$1,439	$1,616
Amortization of deferred financing costs	236	276
Finance costs	$1,675	$1,892
The Company had no long-term debt outstanding under the Borrowing Base Facility as at March 31, 2015 (March 31, 2014 - $nil). The borrowing base was reduced from $100.0 million to $85.5 million on December 31, 2014 as a result of a scheduled reduction to the facility. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility, and the term of the facility extends to December 31, 2017.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.21 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.76 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Three months ended March 31
	2015		2014
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,416	9.98	12,370	7.95
Yemen	—	—	702	12.17
Corporate	108	—	93	—
	11,524	9.94	13,165	8.16
In Egypt, DD&A increased 26% on a per Bbl basis in the three months ended March 31, 2015 compared to 2014. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt.
In Yemen, no DD&A expense was recorded in the three months ended March 31, 2015 due to the fact that the Company wrote its Yemen assets down to nil on the 2014 year-end Consolidated Balance Sheet. In January 2015, the Company relinquished its interests in Block 32 (13.81% working interest) and Block 72 (20% working interest) in Yemen (effective March 31, 2015 and February 28, 2015, respectively) due to ongoing political and tribal turmoil in the vicinity of the blocks. The Company has retained its 25% working interest in Block S-1 and Block 75 and reclassified the Block S-1 reserves to contingent resources.

Q1-2015	15

CAPITAL EXPENDITURES

	Three months ended March 31
($000s)	2015	2014
Egypt	14,033	13,916
Yemen	—	434
Corporate	68	15
Total	14,101	14,365
In Egypt, total capital expenditures in 2015 were $14.0 million (2014 - $13.9 million). During Q1-2015, the Company drilled five wells in Egypt (three at NWG, one at West Bakr and one at West Gharib).
The Company paid a signing bonus in the amount of $2.0 million upon ratification of the NW Sitra concession agreement, which has been capitalized as an intangible exploration and evaluation asset.

OUTSTANDING SHARE DATA
As at March 31, 2015, the Company had 75,309,161 common shares issued and outstanding and 5,426,300 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 5,426,300 common shares of the Company.
NORMAL COURSE ISSUER BID
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option. The maximum number of common shares that may be acquired by the Company during the same trading day is 89,289, which is equal to 25% of the Company's average daily trading volume of 357,159 for the previous six completed calendar months, subject to the Company's ability to make one block purchase of common shares per calendar week that exceeds such limit. All shares acquired will be cancelled.
The Company has entered into an automatic share purchase plan with a broker in order to facilitate the repurchase of its common shares. Under the Company's automatic share purchase plan, the Company's broker may repurchase shares under the NCIB during the Company's self-imposed blackout periods. The automatic share purchase plan has been approved by the TSX and will be implemented for a six month term effective March 31, 2015.
As at May 4, 2015, the Company had repurchased 607,489 common shares.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.8 times at March 31, 2015 (December 31, 2014 - 0.6). This was within the Company’s internal guideline of no more than 2.0 times.

16	Q1- 2015

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended March 31, 2015 and 2014:

Sources and Uses of Cash
	Three months ended March 31
($000s)	2015	2014
Cash sourced
Funds flow from operations*	(3,288)	32,487
Exercise of options	208	716
	(3,080)	33,203
Cash used
Capital expenditures	14,101	14,365
Dividends paid	3,763	—
Transfer to restricted cash	1	1
Finance costs	2,578	3,847
Other	1,254	514
	21,697	18,727
	(24,777)	14,476
Changes in non-cash working capital	10,488	(28,961)
Increase (decrease) in cash and cash equivalents	(14,289)	(14,485)
Cash and cash equivalents – beginning of period	140,390	122,092
Cash and cash equivalents – end of period	126,101	107,607
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by cash on hand. The Company expects to fund its 2015 exploration and development program of $37.5 million including contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At March 31, 2015, the Company had working capital of $207.7 million (December 31, 2014 - $229.7 million). The decrease to working capital in Q1-2015 is principally due to reduced oil prices. The majority of the Company’s accounts receivable are due from EGPC, and the economic challenges in the country increased EGPC's credit risk, which in turn increased the Company’s credit risk. The Company expects to recover the entire accounts receivable balance in full. The Company collected a total of $27.1 million from EGPC during the three months ended March 31, 2015, which reduced the receivable balance to $91.4 million at quarter-end. In December 2014, the Company negotiated an arrangement with EGPC to begin marketing its entitlement barrels from the Eastern Desert on a go-forward basis. The Company completed its first direct sale of crude oil to a third party buyer during the first quarter of 2015. The Company anticipates that this direct marketing will reduce or eliminate any future issues regarding collections on receivables for oil sales, and will significantly reduce the Company's credit risk on a go-forward basis.
To date, the Company has experienced no difficulties with transferring funds abroad.
At March 31, 2015, TransGlobe had $85.5 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $60.1 million in the form of letters of credit. The next scheduled reduction in the facility will occur on June 30, 2015 and will reduce the borrowing base to $71.0 million.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period 1 2
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	26,781	26,781	—	—	—
Convertible debentures	Yes - Liability	65,511	—	65,511	—	—
Office and equipment leases [3]	No	5,600	1,148	2,589	1,656	207
Minimum work commitments [4]	No	36,050	750	35,300	—	—
Total		133,942	28,679	103,400	1,656	207

[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at March 31, 2015 exchange rates.
[3] Office and equipment leases includes all drilling rig contracts.
[4] Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Q1-2015	17

The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($10.3 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $24.7 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.4 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $5.1 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million ($7.6 million remaining) and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $0.4 million towards meeting that commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at March 31, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2015.
DERIVATIVE COMMODITY CONTRACTS
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. TransGlobe uses hedging arrangements from time to time as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs.
In Q1-2015, the Company purchased a financial floor derivative commodity contract at a cost of $0.7 million to protect the pricing received on its first direct crude sale to a third party buyer. The cost of this contract has been presented as a realized loss on derivative commodity contracts in this interim report. As there were no outstanding derivative commodity contracts at March 31, 2015 or December 31, 2014, no assets or liabilities have been recognized on the Consolidated Balance Sheets for the respective periods.
The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

18	Q1- 2015

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company's internal control over financial reporting during the period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Q1-2015	19

Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three months ended March 31
	Notes	2015	2014
REVENUE
Oil sales, net of royalties	4	$29,573	$78,366
Finance revenue	5	143	97
		29,716	78,463

EXPENSES
Production and operating		15,465	19,578
Selling costs	6	3,091	—
General and administrative		7,918	7,008
Foreign exchange (gain) loss		(5,057)	(3,110)
Finance costs	5	1,675	1,892
Exploration		21	438
Depletion, depreciation and amortization		11,524	13,165
Realized derivative loss on commodity contracts		688	—
Unrealized (gain) loss on financial instruments	11	2,399	3,519
		37,724	42,490

Earnings (loss) before income taxes		(8,008)	35,973

Income tax expense (recovery) – current		6,875	19,894
– deferred		(3,686)	(613)
		3,189	19,281
NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$(11,197)	$16,692

Earnings (loss) per share	15
Basic		$(0.15)	$0.22
Diluted		$(0.17)	$0.22
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

20	Q1- 2015

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2015	December 31, 2014
ASSETS
Current
Cash		$126,101	$140,390
Accounts receivable		91,428	117,575
Prepaids and other		13,417	16,872
Product inventory	7	3,565	—
		234,511	274,837
Non-Current
Restricted cash		1,549	1,548
Deferred financing costs	10	1,336	1,572
Intangible exploration and evaluation assets	8	107,076	100,594
Property and equipment
Petroleum properties	9	256,151	261,737
Other assets	9	5,542	5,590
Goodwill		8,180	8,180
		$614,345	$654,058

LIABILITIES
Current
Accounts payable and accrued liabilities		$26,781	$45,150
		26,781	45,150
Non-Current
Convertible debentures	11	65,511	69,093
Deferred taxes		35,365	39,050
Other long-term liabilities		572	665
		128,229	153,958

SHAREHOLDERS’ EQUITY
Share capital	13	164,305	164,006
Contributed surplus		20,104	19,427
Retained earnings		301,707	316,667
		486,116	500,100
		$614,345	$654,058
See accompanying notes to the Condensed Consolidated Interim Financial Statements.
Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Fred J. Dyment”

Ross G. Clarkson	Fred J. Dyment
President and CEO	Director
Director

Q1-2015	21

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2015	2014

Share Capital
Balance, beginning of period	13	$164,006	$160,561
Stock options exercised	13	208	716
Transfer from contributed surplus on exercise of options	13	91	254
Balance, end of period		$164,305	$161,531

Contributed Surplus
Balance, beginning of period		$19,427	$15,692
Share-based compensation expense	14	768	872
Transfer to share capital on exercise of options		(91)	(254)
Balance, end of period		$20,104	$16,310

Retained Earnings
Balance, beginning of period		$316,667	$323,937
Net earnings (loss) and comprehensive income (loss)		(11,197)	16,692
Dividends paid	16	(3,763)	—
Balance, end of period		$301,707	$340,629
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

22	Q1- 2015

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

		Three months ended March 31
	Notes	2015	2014
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings (loss) for the period		$(11,197)	$16,692
Adjustments for:
Depletion, depreciation and amortization		11,524	13,165
Deferred lease inducement		101	105
Stock-based compensation		953	834
Finance costs	5	1,675	1,892
Income tax expense		3,189	19,281
Unrealized (gain) loss on financial instruments	11	2,399	3,519
Unrealized (gain) loss on foreign currency translation		(5,057)	(3,107)
Income taxes paid		(6,875)	(19,894)
Changes in non-cash working capital	18	21,336	(29,276)
Net cash generated by (used in) operating activities		18,048	3,211

INVESTING
Additions to intangible exploration and evaluation assets	8	(6,482)	(1,196)
Additions to petroleum properties	9	(7,367)	(13,080)
Additions to other assets	9	(252)	(89)
Changes in restricted cash		(1)	(1)
Changes in non-cash working capital	18	(10,848)	315
Net cash generated by (used in) investing activities		(24,950)	(14,051)

FINANCING
Issue of common shares for cash	13	208	716
Interest paid		(2,578)	(3,847)
Dividends paid	16	(3,763)	—
Increase (decrease) in other long-term liabilities		(126)	(130)
Net cash generated by (used in) financing activities		(6,259)	(3,261)
Currency translation differences relating to cash and cash equivalents		(1,128)	(384)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,289)	(14,485)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		140,390	122,092
CASH AND CASH EQUIVALENTS, END OF PERIOD		$126,101	$107,607
See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Q1-2015	23

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at March 31, 2015 and December 31, 2014 and for the periods ended March 31, 2015 and 2014
(Unaudited - Expressed in U.S. Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation is a publicly listed company incorporated in Alberta, Canada and its shares are listed on the Toronto Stock Exchange (“TSX”) and NASDAQ Exchange (“NASDAQ”). The address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4. TransGlobe Energy Corporation together with its subsidiaries (“TransGlobe” or the “Company”) is engaged primarily in oil exploration, development and production and the acquisition of properties.
2. BASIS OF PREPARATION
Statement of compliance
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board effective as of March 31, 2015. These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2014 Consolidated Financial Statements.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 5, 2015.
Basis of measurement
The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Financial Statements for the year ended December 31, 2014.
The Company prepared these Condensed Consolidated Interim Financial Statements on a going concern basis, which contemplates the realization of assets and liabilities in the normal course of business as they become due. Accordingly, these Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis, except for cash and convertible debentures that have been measured at fair value.
Functional and presentation currency
In these Condensed Consolidated Interim Financial Statements, unless otherwise indicated, all dollar amounts are presented and expressed in United States (U.S.) dollars, which is the Company’s functional currency. All references to $ are to United States dollars and references to C$ are to Canadian dollars and all values are rounded to the nearest thousand except when otherwise indicated.
3. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair Values of Financial Instruments
The Company has classified its cash as assets at fair value through profit or loss and its convertible debentures as financial liabilities at fair value through profit or loss, which are both measured at fair value with changes being recognized through earnings. Accounts receivable and restricted cash are classified as loans and receivables; accounts payable and accrued liabilities, and long-term debt are classified as other liabilities, all of which are measured initially at fair value, then at amortized cost after initial recognition.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2015		December 31, 2014
	Carrying	Fair	Carrying	Fair
Classification (000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	$126,101	$126,101	$140,390	$140,390
Loans and receivables	92,977	92,977	119,123	119,123
Financial liabilities at fair value through profit or loss	65,511	65,511	69,093	69,093
Other liabilities	26,781	26,781	45,150	45,150
Assets and liabilities at March 31, 2015 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and convertible debentures are assessed on the fair value hierarchy described above. TransGlobe’s cash and convertible debentures are classified as Level 1. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

24	Q1- 2015

Credit risk
Credit risk is the risk of loss if the counter-parties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in the collection of accounts receivable to date.
Trade and other receivables are analyzed in the table below. The majority of these receivables are due from the Egyptian General Petroleum Corporation ("EGPC"). The political transition and resultant economic malaise in the country that began in 2011 has resulted in irregular collection of accounts receivable from EGPC and generally a larger receivable balance, which has increased TransGlobe's credit risk. Despite these factors, the Company expects to collect in full all outstanding receivables.
In January 2015, TransGlobe began direct sales of Eastern Desert entitlement production to international buyers. The Company completed its first direct crude sale to a third party buyer during the first quarter of 2015. Going forward, the Company anticipates that direct sales will continue to reduce outstanding accounts receivable and credit risk in future periods.

(000s)
Trade receivables at March 31, 2015
Neither impaired nor past due	$2,744
Impaired
Not impaired and past due in the following period
Within 30 days	424
31-60 days	11,154
61-90 days	14,768
Over 90 days	62,338
4. OIL REVENUE

	Three months ended March 31
(000s)	2015	2014
Oil sales	$54,251	$153,140
Less: Royalties	24,678	74,774
Oil sales, net of royalties	$29,573	$78,366
5. FINANCE REVENUE AND COSTS
Finance revenue relates to interest earned on the Company’s bank account balances and term deposits.
Finance costs recognized in earnings were as follows:

	Three months ended March 31
(000s)	2015	2014
Interest expense	$1,439	$1,616
Amortization of deferred financing costs	236	276
Finance costs	$1,675	$1,892
6. SELLING COSTS
Selling costs include transportation and marketing costs associated with the direct sale of the Company's Egyptian crude oil production to third party buyers. The Company completed its first direct crude sale to a third party buyer during the first quarter of 2015.

7. PRODUCT INVENTORY
Product inventory consists of 179,730 barrels of crude oil held in storage, which is valued at the lower of cost or net realizable value. As determined on a concession by concession basis, cost is the Company's expenses related to the operation and depletion associated with the production of the crude oil that is held in storage.

Q1-2015	25

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2014	$100,594
Additions	6,482
Balance at March 31, 2015	$107,076
9. PROPERTY AND EQUIPMENT

	Petroleum	Other
(000s)	Properties	Assets	Total
Balance at December 31, 2014	$523,833	$13,204	$537,037
Additions	7,367	252	7,619
Balance at March 31, 2015	$531,200	$13,456	$544,656

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2014	$262,096	$7,614	$269,710
Depletion, depreciation and amortization for the period	12,953	300	13,253
Balance at March 31, 2015	$275,049	$7,914	$282,963

Net Book Value
At December 31, 2014	$261,737	$5,590	$267,327
At March 31, 2015	$256,151	$5,542	$261,693
10. LONG-TERM DEBT
The Company’s interest-bearing loans and borrowings are measured at amortized cost. As at March 31, 2015, the only significant interest-bearing loans and borrowings related to the Borrowing Base Facility, under which the Company has borrowing capacity of $85.5 million. The Borrowing Base Facility has a term that extends to December 31, 2017, and is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries and a fixed and floating charge over certain assets. The credit facility bears interest at the LIBOR rate plus an applicable margin, which ranges from 5.0% to 5.5% and is dependent on the amount drawn. The Company incurs standby interest charges on amounts available but not drawn under the Borrowing Base Facility, which significantly impacts the effective interest rate in periods when there are small or no borrowings under the facility. The amount of the Borrowing Base may fluctuate over time and is determined principally by the net present value of the Company’s Proved and Probable reserves over the term of the Borrowing Base Facility, up to a pre-defined commitment amount which is subject to pre-determined semi-annual reductions in accordance with the terms of the Borrowing Base Facility. Accordingly, for each balance sheet date, the timing of repayment is estimated based on the most recent redetermination of the Borrowing Base and repayment schedules may change in future periods.
Deferred financing costs related to the Borrowing Base Facility have been presented as an asset on the Company's Condensed Consolidated Interim Balance Sheets as at March 31, 2015 and December 31, 2014 since there were no amounts drawn on the Borrowing Base Facility as at these dates. Deferred financing costs are amortized based on the borrowing capacity available in the Borrowing Base Facility.
11. CONVERTIBLE DEBENTURES

(000s)
Balance at December 31, 2014	$69,093
Fair value adjustment	2,399
Foreign exchange adjustment	(5,981)
Balance at March 31, 2015	$65,511
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.21 per common share. The debentures were not redeemable by the Company on or before March 31, 2015 other than in limited circumstances described below or in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$17.76 per common share). The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
The convertible debentures are classified as financial instruments at fair value through profit or loss, and as such are measured at fair value with changes in fair value included in earnings. Fair value is determined based on market price quotes from the exchange on which the convertible debentures are traded as at the period end date. As at March 31, 2015 the convertible debentures were trading at a price of C$85.00 for a C$100.00 par value debenture. As a result, the Company has recognized an expense of $2.4 million for the three months ended March 31, 2015.

26	Q1- 2015

12. COMMITMENTS AND CONTINGENCIES
The Company is subject to certain office and equipment leases.
Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million ($10.3 million remaining) and a work commitment for 30 wells and 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $24.7 million towards meeting that commitment.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million ($2.4 million remaining)and a work commitment for two wells, 200 square kilometers of 3-D seismic and 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $5.1 million towards meeting that commitment.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million ($5.1 million remaining)and a work commitment for four wells and 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $4.9 million towards meeting that commitment.

Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million ($7.6 million remaining) and a work commitment for two wells and 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013. As at March 31, 2015, the Company had expended $0.4 million towards meeting that commitment.
Pursuant to the PSC for North West Sitra in Egypt, the Company has a minimum financial commitment of $10.0 million ($9.9 million remaining) and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three and a half year exploration period, which commenced on January 8, 2015. As at March 31, 2015, the Company had expended $0.1 million towards meeting that commitment.
In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2015.
13. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Three months ended		Year ended
	March 31, 2015		December 31, 2014
000’s	Shares	Amount	Shares	Amount
Balance, beginning of period	75,240	$164,006	74,600	$160,561
Stock options exercised	70	208	640	2,562
Share-based compensation on exercise	—	91	—	883
Balance, end of period	75,310	$164,305	75,240	$164,006
On March 25, 2015, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to make a Normal Course Issuer Bid ("NCIB") for its common shares. Under the NCIB, the Company may acquire up to 6,207,585 common shares, which is equal to 10% of the public float. The NCIB commenced on March 31, 2015, and will terminate on March 30, 2016 or such earlier date on which TransGlobe completes its purchases of common shares under the NCIB or terminates the NCIB at its option.
During the quarter ended March 31, 2015, TransGlobe did not repurchase any common shares. Between April 1, 2015 and May 4, 2015, the Company repurchased 607,489 common shares. All common shares acquired will be cancelled and the cost of shares repurchased (including transaction costs) will be applied directly against share capital in the periods in which the respective repurchase transactions are settled.
14. SHARE-BASED PAYMENTS
The Company operates a stock option plan (the “Plan”) to provide equity-settled share-based remuneration to directors, officers and employees. The number of common shares that may be issued pursuant to the exercise of options awarded under the Plan and all other Security Based Compensation Arrangements of the Company is 10% of the common shares outstanding from time to time. All incentive stock options granted under the Plan have a per-share exercise price equal to the weighted average trading price of the common shares for the five trading days prior to the date of grant. Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value and the resulting fair value is amortized over the vesting period of the respective tranches.

Q1-2015	27

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three months ended		Year ended
	March 31, 2015		December 31, 2014
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	6,027	9.58	5,871	9.51
Granted	—	—	1,208	7.34
Exercised	(70)	3.64	(640)	4.48
Forfeited	(531)	9.49	(412)	10.92
Options outstanding, end of period	5,426	9.72	6,027	9.58
Options exercisable, end of period	3,422	10.38	3,193	10.35
Share–based compensation
Compensation expense of $0.8 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders’ Equity during the period ended March 31, 2015 (2014 - $0.9 million) in respect of equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually over a three-year period and expire five years after the grant date. During the period ended March 31, 2015, employees exercised 70,000 (2014 – 115,000) stock options. The fair value related to these options was $0.1 million, (2014 - $0.3 million) at time of grant and has been transferred from contributed surplus to share capital. As at March 31, 2015 and December 31, 2014, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit, performance share unit and deferred share unit plans
In May 2014, the Company implemented a restricted share unit ("RSU") plan, a performance share unit ("PSU") plan and a deferred share unit ("DSU") plan. RSUs may be issued to directors, officers and employees of the Company, and each RSU entitles the holder to a cash payment equal to the fair market value of a TransGlobe common share on the vesting date of the RSU. All RSUs granted vest annually over a three-year period, and all must be settled within 30 days of their respective vesting dates.
PSUs are similar to RSUs, except that the number of PSUs that ultimately vest is dependent on achieving certain performance targets and objectives as set by the board of directors. Depending on performance, vested PSUs can range between 50% and 150% of the original PSU grant. All PSUs granted vest on the third anniversary of their grant date, and all must be settled within 60 days of their vesting dates.
DSUs are similar to RSUs, except that they become fully vested on the date of grant and are only issued to directors of the Company. Distributions under the DSU plan do not occur until the retirement of the DSU holder from the Company's board of directors.
The number of RSUs, PSUs and DSUs outstanding as at March 31, 2015 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of year	367	294	149
Granted	162	—	—
Forfeited	(16)	(29)	—
Reinvested	6	4	2
Units outstanding, end of year	519	269	151
Compensation expense of $0.2 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statement of Earnings (Loss) and Comprehensive Income (Loss) and Changes in Shareholders' Equity during the three month period ended March 31, 2015 in respect of share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheet. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
15. PER SHARE AMOUNTS
The earnings used in the calculation of basic and diluted earnings per share amounts are as follows:

	Three months ended March 31
(000s)	2015	2014
Net earnings (loss)	$(11,197)	$16,692
Dilutive effect of convertible debentures	(2,380)	—
Diluted net earnings (loss)	$(13,577)	$16,692

28	Q1- 2015

In calculating the earnings per share, basic and diluted, the following weighted-average shares were used:

	Three months ended March 31
(000s)	2015	2014
Weighted-average number of shares outstanding	75,263	74,637
Dilutive effect of stock options	—	883
Dilutive effect of convertible debentures	6,879	—
Weighted-average number of diluted shares outstanding	82,142	75,520
In determining diluted earnings per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2015, the Company excluded all 5,426,300 stock options (2014 – 4,245,700) as their exercise price was greater than the average common share market price in the period.
The convertible debentures are dilutive in any period in which earnings per share is reduced (or loss per share is increased) by the effect of adjusting net earnings or loss for the impact of the convertible debentures, and adjusting the weighted-average number of shares outstanding for the potential shares issuable on conversion of the convertible debentures.
16. DIVIDENDS
On March 3, 2015, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, paid in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
March 12, 2015	March 16, 2015	March 31, 2015	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
17. SEGMENTED INFORMATION
The Company has two reportable operating segments: the Arab Republic of Egypt and the Republic of Yemen. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of properties.
In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales.
The accounting policies of the operating segments are the same as the Company’s accounting policies.

Q1-2015	29

	Egypt		Yemen		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31
(000s)	2015	2014	2015	2014	2015	2014
Revenue
Oil sales, net of royalties	$28,376	$73,921	$1,197	$4,445	$29,573	$78,366
Other income	80	5	1	—	81	5
Total segmented revenue	28,456	73,926	1,198	4,445	29,654	78,371

Segmented expenses
Production and operating	13,000	16,307	2,465	3,271	15,465	19,578
Selling costs	3,091	—	—	—	3,091	—
Depletion, depreciation and amortization	11,416	12,370	—	702	11,416	13,072
Realized derivative loss on commodity contracts	688	—	—	—	688	—
Income taxes - current	6,817	19,435	58	459	6,875	19,894
Income taxes - deferred	(3,686)	(1,492)	—	879	(3,686)	(613)
Total segmented expenses	31,326	46,620	2,523	5,311	33,849	51,931
Segmented earnings (loss)	$(2,870)	$27,306	$(1,325)	$(866)	(4,195)	26,440

Total non-segmented expenses					7,002	9,748

Net earnings (loss) for the period					$(11,197)	$16,692

Capital expenditures
Exploration and development	$14,033	$13,916	$—	$434	$14,033	$14,350
Corporate					68	15
Total capital expenditures					$14,101	$14,365

30	Q1- 2015

The carrying amounts of reportable segment assets and liabilities are as follows:

March 31, 2015
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	502,449	4,537	506,986
Non-segmented assets			107,359
Total assets			$614,345

Liabilities
Segmented liabilities	53,746	3,496	57,242
Non-segmented liabilities			70,987
Total liabilities			$128,229

December 31, 2014
(000s)	Egypt	Yemen	Total
Assets
Segmented assets	597,475	3,493	600,968
Non-segmented assets			53,090
Total assets			$654,058

Liabilities
Segmented liabilities	74,277	3,940	78,217
Non-segmented liabilities			75,741
Total liabilities			$153,958
18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three months ended March 31
(000s)	2015	2014
Operating Activities
(Increase) decrease in current assets
Accounts receivable	$26,147	$(25,752)
Prepaids and other	3,590	(2,903)
Product inventory	(1,836)	(1,739)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(6,565)	1,118
	$21,336	$(29,276)

Investing Activities
(Increase) decrease in current assets
Prepaids and other	$—	$460
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(10,848)	(145)
	$(10,848)	$315

Q1-2015	31

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS	TRANSFER AGENT
Computershare Trust Company of Canada
Robert G. Jennings (1) (3)	600, 530 8th Avenue S.W.
Chairman	Calgary, Alberta T2P 3S8

Ross G. Clarkson
President & CEO	LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP
Lloyd W. Herrick (5)	Calgary, Alberta
Vice President & COO

Geoffrey C. Chase (2) (4)	AUDITORS
Deloitte LLP
David B. Cook (1) (3)	Calgary, Alberta

Fred J. Dyment (1) (2) (3)
EVALUATION ENGINEERS
Susan M. MacKenzie (2) (3) (4) (5)	DeGolyer and MacNaughton Canada Limited

G. R. (Bob) MacDougall (3) (4) (5)
BANK
(1) Audit Committee	Sumitomo Mitsui Banking Corporation Europe Limited
(2) Compensation	London, Great Britain
(3) Governance & Nominating
(4) Reserves
(5) Health Safety Environment & Social Responsibility	INVESTOR RELATIONS
Steve Langmaid
OFFICERS	Telephone: 403-444-4787
investor.relations@trans-globe.com
Ross G. Clarkson
President & Chief Executive Officer
WEBSITE
Lloyd W. Herrick	www.trans-globe.com
Vice President & Chief Operating Officer

Randy C. Neely	HEAD OFFICE
Vice President, Finance, Chief Financial Officer & Corporate Secretary	2300, 250 – 5th Street S.W.
Calgary, Alberta, Canada T2P 0R4
Albert E. Gress	Telephone: (403) 264-9888
Vice President, Business Development	Facsimile: (403) 770-8855

Brett Norris
Vice President, Exploration
EGYPT OFFICE
Marilyn A. Vrooman-Robertson	10 Rd 261
Assistant Corporate Secretary	New Maadi, Cairo, Egypt

www.trans-globe.com

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